Filed by Nuveen Municipal High Income Opportunity Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Companies:

Nuveen Municipal High Income Opportunity Fund

Commission File No. 811-21449

Nuveen Municipal High Income Opportunity Fund 2

Commission File No. 811-22123

Nuveen Municipal High Income Opportunity Fund (NMZ) and

Nuveen Municipal High Income Opportunity Fund 2 (NMD)

Q and A Regarding Proposed Merger

December 18, 2012

On December 14, Nuveen announced that the Board of Trustees of the Nuveen Municipal High Income Opportunity Fund (NYSE MKT: NMZ) and Nuveen Municipal High Income Opportunity Fund 2 (NYSE: NMD) approved a merger, subject to customary conditions, including shareholder approval at the funds’ regular shareholder meeting. Following are questions and answers for your reference.

What specifically did the Nuveen Closed-End Fund Board of Trustees approve?

The Fund Board approved proposals to recommend the merger of the Nuveen high income municipal closed-end funds. The specific merger proposal is listed below:

Acquired Fund	Symbol	Acquiring Fund	Symbol
Nuveen Municipal High Income Opportunity Fund 2	NMD	Nuveen Municipal High Income Opportunity Fund	NMZ

Why has the Nuveen Closed-End Fund Board of Trustees recommended this proposal?

The acquiring and acquired funds have substantially similar investment portfolios as well as investment objectives and policies. The proposed mergers are intended to enhance the Funds’ trading appeal and lower operating expenses by creating a single, larger fund. In approving the proposed merger, the Fund Board concluded that the proposed merger would be in the best interests of each Fund and its shareholders.

What are the proposed merger’s potential benefits to me as a Fund common shareholder?

The proposed merger will create a single, larger high income (high yield) municipal bond fund. This is expected to offer the following benefits to fund shareholders:

1.	Lower fund expense ratio (excluding the costs of leverage) as fixed costs are spread over a larger asset base;

2.	Enhanced secondary market trading because a larger fund is expected to make it easier for investors to buy and sell fund shares;

3.	Lower trading costs through reduced bid/ask spreads due to a larger common share float;

4.	Increased fund flexibility in managing the structure and cost of its leverage over time.

What actions do I need to take at this time?

You do not need to do anything at this time. More information on the proposed merger will be contained in the proxy materials expected to be filed in the coming weeks.

Proxy materials should be distributed electronically or by mail once they have been finalized. The funds engage a proxy solicitation firm – Computershare Fund Services – to assist in soliciting the necessary votes in a timely manner. If enough shareholders do not cast their votes, a fund may not be able to hold its meeting and will be required to incur additional solicitation costs in order to obtain sufficient shareholder participation. To reduce expense and minimize phone calls to shareholders from the proxy solicitor, please vote as soon as possible; if you are a financial advisor, please encourage your clients to vote as soon as possible.

FORWARD-LOOKING STATEMENTS

Certain statements made in this document are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

o	market developments;
o	legal and regulatory developments; and
o	other additional risks and uncertainties.

Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The Annual and Semi-Annual Reports and other regulatory filings of the Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen`s web site at www.nuveen.com/cef and may discuss the above-mentioned or other factors that affect the Nuveen closed-end funds.

Nothing contained herein shall constitute an offer for sale of any securities. A joint Proxy Statement/Prospectus relating to the proposed reorganization will be filed with the SEC in the coming weeks and will contain important information relating the reorganization. Shareholders are urged to read each such joint Proxy Statement/Prospectus carefully. After it is filed, free copies of the Proxy Statement/Prospectuses will be available on the SEC’s web site at www.sec.gov.